                                                           FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli                                       Jack McAvoy
ViryaNet                                               ViryaNet
508-490-8600, ext 3038                                 508-490-8600, ext 3090
albert.gabrielli@viryanet.com                          jack.mcavoy@viryanet.com



                         VIRYANET REPORTS RESULTS OF ITS
                          THIRD FISCAL QUARTER OF 2002

Southborough, Mass. -- November 21, 2002 -- ViryaNet (NASDAQ: VRYA), a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its third fiscal quarter of 2002.

Total revenue was $1.7M for the third quarter of 2002, compared to $1.6M in the second quarter of 2002, and compared to $5.2M in the third quarter of 2001.

For the third quarter of 2002, the Company reported a net loss of $4.1M, including an increase in the provision for doubtful accounts of $1.1M, or $1.54 per basic and diluted share, compared to a net loss of $2.6M or $0.98 per basic and diluted share in the second quarter of 2002, and compared to a net loss of $1.8M or $0.83 per basic and diluted share for the third quarter of 2001.

Software license revenue was $0.7M in the third quarter of 2002, compared to $0.2M in the second quarter of 2002, and compared to $3.4M in the third quarter of 2001. Revenue from services and maintenance was $1.0M in the third quarter of 2002, compared to $1.4M in the second quarter of 2002, and compared to $1.8M in the third quarter of 2001.

The Company reported gross margins of 33% for the third quarter of 2002, compared to 33% in the second quarter of 2002, and compared to 56% in the third quarter of 2001.

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ViryaNet Reports Results of its Third Fiscal Quarter 2002-- Page 2



Operating expenses for the third quarter of 2002 were $4.6M, including an increase in the provision for doubtful accounts of $1.1M, compared to $3.1M in the second quarter of 2002, and compared to $4.7M in the third quarter of 2001.

The Company's cash position on September 30, 2002 was $7.2M, compared to $8.9M at the end of the previous quarter, and its short-term bank credit increased to $6.2M on September 30, 2002, compared to $5.5M as of June 30, 2002.

During the third quarter of 2002, the Company took decisive action to lower operating costs by reducing its workforce by approximately 25% to 80 people on a worldwide basis. In addition, the Company restructured its distribution strategy in Europe, changing from a direct to an indirect selling model. "Our quarterly results reflect difficult market conditions," said Win Burke, president and CEO, ViryaNet. "We have restructured many of our work groups to cut operating costs, while preserving the capability to fight for new deals. Our new emphasis in Europe reflects the strength of our partners and their capabilities. Implementation and reseller partners, such as Aspective in the United Kingdom and BT Ignite throughout Europe, are actively investing in the mobile workforce sector, and are rapidly gaining considerable experience in selling, delivering, and supporting ViryaNet solutions within their own mobile practices."

"These initiatives are intended to reduce expenses and cash outflow by approximately $4.0 million on an annualized basis," stated ViryaNet CFO Al Gabrielli. "The effect of these savings will begin to be realized in the first quarter of 2003." As a result of these actions, the Company expects to report a one-time charge for approximately $500,000 related to severance and restructuring activities in the fourth quarter of 2002.

New Customers -- In the third quarter of 2002, the Company gained two new end user customers through its reseller channels and the cooperation of its partners. One of the customers is LoJack Corporation, which will use ViryaNet's Service Hub, Mobile Workforce Management, Service Scheduler, and eContract applications to streamline the installation of its recovery systems, and support its rapidly expanding sales and installation channel strategy. The other customer, a major telecommunications company in Europe, will use ViryaNet Service Hub to capture logistics and labor activity; monitor, report, and measure field activity; and unite the many constituents of the company's service community through Web browsers, cellular telephones, personal digital assistants, and other wireless devices.

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ViryaNet Reports Results of its Third Fiscal Quarter 2002-- Page 3



Expanded Use of Service Hub -- JEA, the eighth largest municipal utility in the United States with more than 500 technicians servicing 500,000 meters, expanded its use of the ViryaNet Service Hub for Utilities solution to include managing its workforce responsible for water meter installations. Additionally, JEA recently purchased more ViryaNet licenses to accommodate its continued expansion of ViryaNet's solutions throughout the organization.

Successful Project Implementations -- the Company completed a major project implementation at BGE HOME, a provider of appliance, plumbing, and HVAC sales and services. BGE HOME is automating its service contract business with ViryaNet Service Hub.

New Partnerships -- the Company formalized partnerships with several industry leaders including Utility Safety Accessories & Technology Corporation (USAT), a premier provider of ruggedized field computing hardware to the utility industry, Hitachi Systems and Services of Japan, and Xybernaut, a developer of wearable computing devices.

Service Hub 7 -- A major event during the third quarter was the release of ViryaNet Service Hub 7, which completes the merging of iMedeon's iM:Work suite of products with ViryaNet Service Hub. (Note: ViryaNet acquired Georgia-based iMedeon in February 2002.) ViryaNet Service Hub 7 is a powerful field service application that offers new best practices for utility companies as well as a wide range of other industries, and includes mobile and wireless capabilities that support online and offline work, workflow technologies, a universal Service Scheduler for the continuum of work order requirements, and a set of easy-to-modify configuration tools.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization's service operations. ViryaNet's flagship product -- the award-winning ViryaNet Service Hub -- combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet's deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the telecommunications, utility, high-technology manufacturing, grocery and retail, insurance, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of


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ViryaNet Reports Results of its Third Fiscal Quarter 2002-- Page 4



increasing service revenues, decreasing service costs, and maximizing customer satisfaction.


Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business include market acceptance of and demand for the Company's products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company's customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

ViryaNet Reports Results of its Third Fiscal Quarter 2002-- Page 5


                         VIRYANET LTD. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)



                                                       September 30,        December 31,
                                                           2002                2001
                                                    ------------------------------------
                                                           U.S. dollars in thousands
                                                    ------------------------------------
     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                               $  7,207              $  8,540
  Restricted cash                                               31                    30
  Trade receivables                                          4,428                 8,167
  Other receivables and prepaid expenses                     1,983                 2,006
                                                    --------------        --------------

Total current assets                                        13,649                18,743
-----
                                                    --------------        --------------

SEVERANCE PAY FUND                                             588                   703
                                                    --------------        --------------

PROPERTY AND EQUIPMENT, NET                                  1,857                 2,663
                                                    --------------        --------------

OTHER ASSETS, NET                                            2,917                     -
                                                    --------------        --------------

                                                          $ 19,011              $ 22,109
                                                    ==============        ==============

ViryaNet Reports Results of its Third Fiscal Quarter 2002-- Page 6


                       VIRYANET LTD. AND ITS SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)


                                                      September 30,             December 31,
                                                           2002                    2001
                                                      --------------------------------------
                                                            U.S. dollars in thousands
                                                      --------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
  Short-term bank credit                                $   6,151              $   5,557
  Trade payables                                            1,168                  1,938
  Deferred revenues                                         2,299                  1,349
  Other payables and accrued expenses                       3,557                  3,287
                                                      -----------            -----------

Total current liabilities                                  13,175                 12,131
-----
                                                      -----------            -----------


ACCRUED SEVERANCE PAY                                       1,041                  1,316

                                                      -----------            -----------

SHAREHOLDERS' EQUITY:
  Share capital                                               721                    611
  Additional paid-in capital                              100,934                 97,962
  Accumulated other comprehensive loss                       (358)                  (436)
  Deferred stock compensation                                                        (43)
  Accumulated deficit                                     (96,502)               (89,432)
                                                      -----------            -----------

Total shareholders' equity                                  4,795                  8,662
-----
                                                      -----------            -----------

                                                        $  19,011              $  22,109
                                                      ===========            ===========

ViryaNet Reports Results of its Third Fiscal Quarter 2002-- Page 7


                                  VIRYANET LTD.

                CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)
           U.S. dollars in thousands, except share and per share data

                                                                         Three months ended
                                                                             September 30,
                                                                    ---------------------------------
                                                                        2002               2001
                                                                    ------------       --------------
Revenues:
   Software licenses                                                 $      683         $    3,409
   Maintenance and services                                               1,009              1,812
                                                                    -----------         ----------

Total revenues                                                            1,692              5,221
                                                                    -----------         ----------

Cost of revenues:
   Software licenses                                                         30                950
   Maintenance and services                                               1,105              1,348
                                                                    -----------         ----------

Total cost of revenues                                                    1,135              2,298
                                                                    -----------         ----------

Gross profit                                                                557              2,923
                                                                    -----------         ----------

Operating expenses:
   Research and development                                               1,006              1,442
   Sales and marketing                                                    1,883              2,495
   General and administrative                                               650                855
    Provision for doubtful accounts                                       1,082                  -
   Amortization of deferred stock compensation, net                           -                (70)
                                                                    -----------         ----------
Total operating expenses                                                  4,621              4,722
                                                                    -----------         ----------

Operating loss                                                           (4,064)            (1,799)
Financial income (loss), net                                                (56)                (7)
                                                                    -----------         ----------
                                                                    -----------         ----------
Net loss                                                             $   (4,120)        $   (1,806)
                                                                    ===========         ==========

Basic and diluted net loss per share (*)                                 $(1.54)            $(0.83)
                                                                    ===========         ==========

Weighted average number of shares used in
   computing basic and diluted net loss per share (*)                 2,681,733          2,171,678
                                                                    ===========         ==========

* The basic and diluted net loss per share is calculated based on a 10 to 1 reverse split of shares that the Company completed in April 22, 2002.

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